 EXHIBIT 99.11

Explanation of the media report “Chunghwa Telecom may increase capital expenditures to NT$29 billion”

Date of events: 2017/01/04

Contents:

1.Date of occurrence of the event:2017/01/04

2.Company name:Chunghwa Telecom

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Commercial Times

6.Content of the report:Chunghwa Telecom may increase capital expenditures to NT$29 billion

7.Cause of occurrence:None

8.Countermeasures:None

9.Any other matters that need to be specified:The Company always follows the information disclosure procedure as required by related regulations, and does not have any comments on the media report.